Exhibit 99.2

Kornit Digital. All Rights Reserved. Kornit Digital. All Rights Reserved. KornitDigital (NASDAQ: KRNT) First Quarter 2026 Earnings Conference Call Supporting Slides May 13, 2026 Kornit Digital. All Rights Reserved.

Kornit Digital. All Rights Reserved. On Today's Call Ronen Samuel CEO Assaf Zipori CFO Andy Backman Chief Capital Markets Officer

Kornit Digital. All Rights Reserved. Safe Harbor This presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as "will," "expects," "anticipates," "believes," "intends," "planned," or other similar words. These forward-looking statements include, but are not limited to, statements relating to the Company's objectives, plans and strategies, including the Company's AIC program, statements regarding the Company's results of operations and financial condition, including the Company's guidance for the second quarter of 2026, and all statements that address developments that the Company expects or anticipates will or may occur in the future. Forward- looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the Company's degree of success in developing, introducing and selling new or improved products and product enhancements including specifically the Company's Poly Pro and Presto products, and the Company's Apollo direct-to-garment platform; the extent of the Company's ability to increase sales of its systems, ink and consumables; the extent of the Company's ability to continue to grow customer adoption of the AIC model; the development of the market for digital textile printing generally; the Company's securities class action litigation expenses; and those additional factors referred to under "Risk Factors" in Item 3.D of the Company's Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 26, 2026. Any forward-looking statements in this presentation are made as of the date hereof, and will not be updated by the Company, whether as a result of new information, future events or otherwise, except as required by law. In addition to U.S. GAAP financials, this presentation includes certain non-GAAP financial measures. These non-GAAP financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with U.S. GAAP. Please see the reconciliation table that appears among the financial tables in our earnings release being issued today, which earnings release is attached as Exhibit 99.1 to our report of foreign private issuer on Form 6-K being furnished to the SEC today, which reconciliation table is incorporated by reference in this presentation. Please also see Slide 19 of this presentation. Our non-GAAP guidance for the second quarter of 2026 concerning Adjusted EBITDA margin appearing in this presentation and in today's earnings release is not, however, accompanied by the most directly comparable GAAP financial measure (i.e., GAAP net loss margin), or by a reconciliation between the two, as the information needed to provide that GAAP guidance and that reconciliation is not available to us without unreasonable effort or with reasonable certainty from a quantitative perspective. This presentation contains statistical data that we obtained from industry publications and reports generated by third parties. Although we believe that the publications and reports are reliable, we have not independently verified this statistical data. Kornit, Kornit Digital, the K logo, and NeoPigment are trademarks of Kornit Digital Ltd. All other trademarks are the property of their respective owners and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.

Kornit Digital. All Rights Reserved. Business Highlights

Kornit Digital. All Rights Reserved. "Q1 was a strong start to the year and a clear proof point that our strategy is translating into execution and measurable results" First Quarter 2026 Recap Revenues $48.5m At High End Of Guidance Impressions Growth +12% Y/Y Trailing Twelve-month Basis Adjusted EBITDA Loss $2.8m Positive Operating Cash Flow

Progress Updates

Growth From Both New And Existing Customers

- **Momentum from net new customers** transitioning from traditional screen printing to digital production
  - **~40%** of Q1 system sales were from new customers; **~65%** from traditional screen printing customers targeting long-run production
- **Relatively new existing customers** already expanding fleets and increasing investment in Kornit's platform
- **Seeing pipeline and backlog continue to strengthen**, improving visibility and predictability into Q2 and the balance of 2026
- **Ended Q1 with $27M in ARR**; Expect meaningful step-up in ARR in Q2 and second half of 2026


Kornit
Atlas MATRIX

Kornit Digital. All Rights Reserved.

Kornit Digital

Konnections 2026

Two Major Announcements

Atlas MATRIX System

- Single platform capable of producing across cotton, polyester, and blended fabrics
- Expands addressable market into polyester, sportswear, and performance apparel
- Powered by unique Karbon Shield technology, preventing dye migration on polyester
- Extremely positive customer feedback to date
- Meaningful backlog of new and upgrade orders

PrintFactory Acquisition

- Accelerates strategy to connect workflow, production and fulfillment into a scalable digital manufacturing ecosystem
- Already deployed across thousands of production sites globally
- Enables critical capabilities in scaled digital manufacturing environments
- Accelerates long-term strategy to build a connected digital infrastructure

"The strong customer response reinforced the significant market opportunity emerging from the accelerating shift from analog to digital production"

Kornit Digital. All Rights Reserved.

Kornit Digital

Kornit Digital. All Rights Reserved. • Introduced Presto MAX PLUS for the first time at Texprocess in Frankfurt; Level of interest was extremely high • Brings digital production capabilities into high-performance applications like footwear, technical apparel, camouflage, performance wear, home décor, and other applications Progress Updates • Advanced vision system and intelligent production capabilities bring new levels of automation, consistency, and production control to roll-to-roll • Extremely positive customer feedback around print durability, fabric flexibility, sustainability, and ability to eliminate traditional pre- and post-processing steps

Kornit Digital. All Rights Reserved. Looking Ahead • Q1 momentum is continuing into Q2, supported by growing pipeline, backlog, and customer activity • Better visibility and confidence looking toward the second half of 2026 • Producing tangible results after two years of stabilizing the business, strengthening foundation, and redefining strategy • Leader in on demand manufacturing with stronger product portfolio and expansion into new markets and applications • AIC continues to strengthen recurring revenue model • Executing consistently and building the foundation to scale and grow

Kornit Digital. All Rights Reserved. Financial Highlights

Kornit Digital. All Rights Reserved. • Q1 2026 revenues of $48.5 million vs. $46.5 million in Q1 2025 • Top end of guidance range reflects continued momentum across products and services, supported by growing customer activity and expansion across installed base Revenues 68% 20% 12% Q1 2026 Revenues By Region Americas EMEA Asia Pacific $46.5 $48.5 Q1 2026 Revenues ($M) 2025 2026

Kornit Digital. All Rights Reserved. • Q1 2026 AIC revenues of ~$4.9M, up ~103% Y/Y • Exited the quarter with ~$26.8M in ARR from AIC • Entered Q2 with stronger backlog, pipeline and customer activity level • Confidence in continued sequential improvement in both AIC revenue and ARR throughout the year Annualized Recurring Revenue & AIC Growth $14.5 $18.9 $21.5 $24.8 $26.8 Q1 2025 Q2 2025 Q3 2025 Q4 2025 Q1 2026 $2.4 $4.9 Q1 2025 Q1 2026 ARR at Quarter End ($M) AIC Revenues ($M)

Kornit Digital. All Rights Reserved. Q1 2026 Overview: • Non-GAAP gross margin of 41.0%, compared to 45.2% in Q1 2025 • Reflects higher mix of systems and services relative to consumables, driven by normal seasonality patterns • Includes 190 BPS year-over-year impact from FX movements and tariff-related costs Looking Ahead: • Continued strengthening in pipeline, order flow and backlog, providing improved visibility into 2H26 • As utilization and recurring revenues scale, we expect margins to benefit from improved operating leverage Gross Margins 45.2% 41.0% Q1 2025 Q1 2026 Non-GAAP Gross Margin

Kornit Digital. All Rights Reserved. • Q1 2026 Non-GAAP Operating Expenses of $25.5 million, down 7% year-over-year • Includes unfavorable $2.0 million impact from FX due to shekel strengthening • Maintaining discipline around cost management, while continuing to invest in key growth initiatives, innovation roadmap and go-to-market activities Operating Expenses (1) Figures may not add due to rounding Non-GAAP Operating Expenses ($ in millions) Q1 2026 Q1 2025 Research & Development $8.6 $8.1 Sales & Marketing $11.4 $13.3 General & Administrative $5.5 $6.0 Total Operating Expenses(1) $25.5 $27.4

Kornit Digital. All Rights Reserved. P&L KPI's $ in millions, except per share amounts Q1 2026 Q1 2025 Non-GAAP Operating Income (Loss) ($5.6) ($6.4) Adjusted EBITDA (Loss) ($2.8) ($3.9) Non-GAAP Net Income (Loss) ($0.4) $0.6 Non-GAAP Diluted EPS ($0.01) $0.01 GAAP Net Income (Loss) ($8.2) ($5.1) GAAP EPS ($0.19) ($0.11)

Kornit Digital. All Rights Reserved. • Q1 2026 cash, including bank deposits and marketable securities: ~$462.2 million • Q1 2026 operating cash flow: $6.3 million • 10th consecutive quarter of positive operating cash flow, reflecting continued focus on working capital efficiency and disciplined financial management Balance Sheet & Cash Flow $ in millions Q1 2026 Q4 2025 Q1 2025 Cash, Deposits & Marketable Securities $462.2 $491.2 $513.1 Accounts Receivable $48.9 $60.8 $61.4 Inventory $54.0 $47.2 $57.6 Trade Payables $8.5 $6.1 $5.9

Kornit Digital. All Rights Reserved. • Q1 2026 : Repurchased just over $30 million, under the $100 million repurchase program announced in 2025 • Since 2023 Launch: Repurchased 9.1 million shares for a total gross amount of ~$200 million through Q1 2026 • Capital Allocation & Outlook: Balance sheet remains strong, supporting organic growth initiatives including AIC deployment, new product innovation, and strategic investments Share Repurchase Program * Represents total repurchases made under new $100m program announced in Nov 2025; excludes any purchases made under this program in 2Q26. Announcement Date Repurchase Authorized Amount Purchased August 2022 $75m ~$65m September 2024 $100m $100m November 2025 $100m $32m* Total $275m ~$200m

Kornit Digital. All Rights Reserved. Q2 2026 Revenues: • Expected to be in the range of $51 million to $55 million Q2 2026 Adjusted EBITDA margin: • Expected to be in the range of negative 5% to breakeven • Includes continued investment in strategic initiatives, including Konnections 2026 and ongoing FX pressure on both gross margin and operating expenses from shekel strengthening • First half profitability reflects seasonality patterns and continued investment in strategic growth initiatives • Entering 2H26 with improving visibility, growing recurring revenues and a disciplined focus on profitable growth Second Quarter 2026 Guidance

Kornit Digital. All Rights Reserved. 2026 2025 GAAP Revenues 48,540 $ 46,457 $ GAAP loss (8,221) (5,059) Taxes on income 275 371 Financial income (5,556) (7,383) Share-based compensation 4,722 5,320 Intangible assets amortization 382 382 Restructuring expenses 311 - M&A‑related costs 235 - Class action - legal fees 2,029 - Tariff 228 - Non-GAAP Operating loss (5,595) (6,369) Depreciation 2,790 2,464 Adjusted EBITDA (2,805) $ (3,905) $ March 31, (Unaudited) (U.S. dollars in thousands, except share and per share data) Three Months Ended

Kornit Digital. All Rights Reserved. Q1 2025 TTM ended March 31, 2025 Q1 2026 TTM ended March 31, 2026 YoY Growth ~222m impressions ~248m impressions 12% Q1 2026 As of March 31, 2026 $26.8m *ARR from AIC reflects the minimum annual revenue commitment derived from all systems shipped under the AIC model

Kornit Digital. All Rights Reserved. Thank You!